Exhibit 99.2

Hello, this is Michael Ward.

Next week we will begin our fifth straight year of bringing these messages to you each Friday.  I thoroughly enjoy coming to you every week and hearing your always helpful feedback.

Over the past four years we’ve covered a wide range of topics – beginning with the introduction of our ONE Plan -- and these messages track closely with the incredible improvements in performance we’ve made throughout our network.

In the past several weeks, I’ve brought to you my perspective with regard to the proxy contest leading to our Annual Meeting next Wednesday.

What I’m most proud of is how all of you have remained incredibly focused on running our business, and running it well.  At the risk of sounding like a broken record, YOU create the real value in this company.

As I’ve told numerous shareholders over the past several weeks, our compelling story to investors boils down to this: Our company is performing extremely well… and we are providing unmatched value… we are offering real plans for the future… and we’re governing our company with full integrity.

We look forward to the Annual Meeting, but more importantly I look forward to working with you to create value for our customers and our shareholders while providing more opportunity for our employees for many years to come.

Thanks for listening, have a safe, productive day and I’ll talk to again next week.